Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated May 6, 2024 to Prospectus dated February 21, 2023

Registration No. 333-269879

DOMINION ENERGY, INC.

FINAL TERM SHEET

May 6, 2024

	2024 Series A Enhanced Junior Subordinated Notes due 2055	2024 Series B Enhanced Junior Subordinated Notes due 2054
Principal Amount:	$1,000,000,000	$1,000,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa3 (stable outlook) / BBB- (negative outlook) / BBB- (stable outlook)	Baa3 (stable outlook) / BBB- (negative outlook) / BBB- (stable outlook)

Trade Date:	May 6, 2024	May 6, 2024

Settlement Date (T+10)**:	May 20, 2024	May 20, 2024

Final Maturity Date:	February 1, 2055	June 1, 2054

Interest Payment Dates:	February 1 and August 1	June 1 and December 1

First Interest Payment Date:	August 1, 2024	December 1, 2024

Interest Rate:	From and including the original issuance date to, but excluding, February 1, 2030 (the First Series A Reset Date) at the rate of 6.875% per year and from and including the First Series A Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.386%, to be reset on each Series A Reset Date; provided, that the interest rate during any Reset Period will not reset below 6.875%	From and including the original issuance date to, but excluding, June 1, 2034 (the First Series B Reset Date) at the rate of 7.000% per year and from and including the First Series B Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.511%, to be reset on each Series B Reset Date; provided, that the interest rate during any Reset Period will not reset below 7.000%

Optional Deferral of Interest:	Up to 10 consecutive years per deferral	Up to 10 consecutive years per deferral

Par Call:	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series A Reset Date and ending on and including the First Series A Reset Date and (ii) after the First Series A Reset Date, on any interest payment date	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Series B Reset Date and ending on and including the First Series B Reset Date and (ii) after the First Series B Reset Date, on any interest payment date

Tax Event Call:	In whole, but not in part, at 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Tax Event	In whole, but not in part, at 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Tax Event

Rating Agency Event Call:	In whole, but not in part, at 102% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event	In whole, but not in part, at 102% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event

Price to Public:	100.000% of the principal amount	100.000% of the principal amount

Proceeds to the Company Before Expenses:	99.000% of the principal amount	99.000% of the principal amount

CUSIP/ISIN:	25746U DT3/US25746UDT34	25746U DU0/US25746UDU07

Revised Use of Proceeds:

The information in the issuer’s preliminary prospectus supplement dated May 6, 2024 under the heading PROSPECTUS SUPPLEMENT SUMMARY—THE OFFERING—Use of Proceeds is hereby superseded by the following:

We intend to use the net proceeds from the sale of the Junior Subordinated Notes for general corporate purposes, including to finance the Tender Offer, repay short-term debt, including commercial paper, and/or retire, redeem or repurchase other outstanding securities. See USE OF PROCEEDS on page S-17

The information in the issuer’s preliminary prospectus supplement dated May 6, 2024 under the heading USE OF PROCEEDS is hereby superseded by the following:

We intend to use the net proceeds from the sale of the Junior Subordinated Notes for general corporate purposes, including to finance the Tender Offer, repay short-term debt and/or retire, redeem or repurchase other outstanding securities. As of the date of this prospectus supplement, 800,000 shares of Series B Preferred Stock are outstanding, with an aggregate liquidation preference of $800 million. As of April 30, 2024, our short-term debt included $3.2 billion in outstanding commercial paper with a weighted average yield of 5.67% per year and a weighted average days to maturity of approximately 29 days.

This prospectus supplement is not an offer to buy or the solicitation of an offer to sell any shares of Series B Preferred Stock. The solicitation and offer to buy shares of Series B Preferred Stock will only be made pursuant to an offer to purchase, a letter of transmittal and related materials, which we will make available to holders of Series B Preferred Stock and file with the SEC as part of a tender offer statement on Schedule TO upon commencement of the Tender Offer. Holders of Series B Preferred Stock should read these materials carefully once they become available because they will contain important information regarding the Tender Offer. These materials will be available, following commencement of the Tender Offer, free of charge at the SEC’s website at www.sec.gov and on our website at www.dominionenergy.com.

This prospectus supplement is not an offer to buy or the solicitation of an offer to sell any of our other securities. This prospectus supplement also does not constitute a notice of redemption with respect to any of our securities. Notice of any redemption will only be given in accordance with the provisions of the applicable indenture or other document governing the terms of the applicable securities.

Joint Book-Running Managers:	Barclays Capital Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC

The terms “Reset Period,” “Five-year U.S. Treasury Rate,” “Reset Interest Determination Date,” “Series A Reset Date,” “Series B Reset Date,” “Tax Event” and “Rating Agency Event” have the meanings given in the issuer’s preliminary prospectus supplement dated May 6, 2024.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated May 6, 2024, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	1-888-603-5847 (toll-free)
J.P. Morgan Securities LLC	1-212-834-4533 (collect)
Mizuho Securities USA LLC	1-866-271-7403 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the notes will be made against payment for the notes on the Settlement Date, which will be the tenth business day following the date of this final term sheet (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this final term sheet or the next succeeding seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.